September 21, 2005



Mail Stop 4561

By U.S. Mail

Steven A. Rosso
President and Chief Executive Officer
Pacific State Bancorp
1899 W. March Lane
Stockton, CA 95207

	Re:	Pacific State Bancorp
		Form 10-K/A for the year ended December 31, 2004
		File No. 0-49892

Dear Mr. Rosso:

	We have completed our review of your filings referred to above and have no further comments at this time.




Sincerely,



      Kevin W. Vaughn
             				    Accounting Branch Chief